Exhibit 99.61

For Immediate Release	September 18, 2020

The Valens Company Manufactures Record Number of Product SKUs in the Third Quarter of Fiscal 2020

Kelowna, B.C., September 18, 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, today announced that 56 white label and custom manufacturing product SKUs were produced in the third quarter of 2020, a 56% increase from 36 SKUs in the second quarter of 2020.

The 56 SKUs were manufactured in partnership with over ten of the Company’s customers and span four of its product categories, with formats ranging from disposable vapes, vape cartridges, oils and oral sprays, to beverages and concentrates. The increase in SKUs quarter-over-quarter can be attributed to new brand partnerships and white label and custom manufacturing agreements announced in the third quarter, in addition to the expansion and fulfillment of existing contracts to serve the demand for oil-based products in the Canadian market.

Three of the product SKUs produced in the third quarter were developed as part of the Company’s distribution agreement with Cannvalate Pty Ltd, Australia’s largest medicinal cannabis distributor and clinical research organization. The manufactured products include a 1:20 CBD oil, 10:10 oil, and 1:10 CBD oil. The product orders were completed and shipped after successful product stability testing and receipt of shipping permits, marking The Valens Company’s first shipment to the Australian market. The Company also expects to make an additional shipment of oils to Australia within the next few weeks, subject to shipping permit approvals.

“In the third quarter, Valens manufactured the widest range and highest number of oil-based products in partnership with some of the most prominent brands, companies and distributors in the cannabis space on a domestic and international scale,” said Tyler Robson, Chief Executive Officer of The Valens Company. “As a result of the challenging extraction environment discussed in the second quarter, we have accelerated our custom manufacturing and white label services footprint, allowing the Company to improve efficiencies and increase its production and manufacturing resources. As Valens continues to advance its product development capabilities, producing a bespoke portfolio across all oil-based product categories will serve as a key differentiator for our business as we work to enter new strategic partnerships globally.”

All financial information for the third quarter of 2020 is currently being finalized and is expected to be released in mid-October. As such, the Company is unable to provide any financial guidance for the third quarter ended August 31, 2020 at this time.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward- looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

2 | Page

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www. thevalenscompany.com

3 | Page